Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-209533

LANDMARK INFRASTRUCTURE PARTNERS LP UNIT EXCHANGE PROGRAM (UEP™)

Issuer: Landmark Infrastructure (Nasdaq: LMRK)

1.              Background

Landmark Dividend (“Landmark” or the “Company”) is a national industry leader in acquiring the real property interests underlying essential infrastructure assets.  Landmark’s management team pioneered the ground lease acquisition industry in 2002 and has successfully closed over 5,000 transactions.  In November 2014, our affiliate, Landmark Infrastructure Partners LP (Nasdaq: LMRK), a growth-oriented master limited partnership (“MLP”) formed to acquire, own and manage a portfolio of real property interests leased to companies in the wireless communication, outdoor advertising and renewable power generation industries, became a publicly traded company.  As of December 31, 2015, the Company managed a portfolio of over 2,100 assets held at Landmark, its multiple private funds and LMRK.  Landmark currently operates in the United States, Australia, New Zealand and Canada and is actively seeking acquisition opportunities. LMRK will be the issuer of the UEP units. For more information, please refer to www.landmarkdividend.com and www.landmarkmlp.com.(1)

2.              Unit Exchange Program Overview

Many property owners don’t sell their assets because they don’t want to incur taxes on the sale or they don’t know what to do with the cash proceeds.  The Landmark Unit Exchange Program or UEP™ directly addresses these two issues.

With our UEP, the property owner contributes the asset in exchange for units in LMRK, the public MLP, rather than receiving cash. The consideration is tax-deferred and the proceeds of the sale are now efficiently invested in a large, diversified, growing pool of assets similar to the one just sold.

The UEP provides the seller with a number of significant advantages:

•                  Attractive Pricing for the assets;

•                  Favorable Tax Treatment via an anticipated tax-deferral;

•                  Significant Diversification given that the seller would now own an undivided, percentage of a large diversified growing pool of similar assets instead of 100% of a single asset with all of the attendant risks;

•                  Continued Current Cash Flow through the quarterly LMRK distributions (to the extent the board of directors of LMRK’s general partner determines that LMRK has available cash (as defined in its partnership agreement));

•                  Liquidity (the holder of the units may sell at a later date of their choosing);

•                  Attractive Investment Alternative as the seller rolls into units in a publicly-traded company;

•                  First-Loss Protection: LMRK has a class of units which is subordinated to the common unitholders which may, for a period of time, provide a cushion against future losses and unforeseen decreases in the distribution; and

•                  Streamlined Documentation for the transaction. As a securities offering, documents are set, eliminating the time and expense of negotiating provisions.

(1) Information on the websites is not incorporated herein by reference.

3.              Landmark’s Asset Acquisitions

Landmark purchases with its own capital long-term (30-60 year and perpetual) ground lease property rights underlying billboards, cell towers and renewable energy assets. Landmark pools these assets into diversified portfolios and then transfers these assets to LMRK, providing investors with attractive risk-adjusted returns and significant additional benefits.

•                  Mission-Critical Infrastructure - These assets are essential to the tenants’ business operations resulting in very stable historical performance and minimal net default rates;

•                  Triple Net Leases - Tenant pays real estate taxes, insurance, maintenance and utility expenses;

•                  High-Quality Tenants - Tenants are primarily large, publicly-traded companies or their affiliates;

•                  Vast, Growing Industries - Estimated $100 billion market, growing ~ $10 billion per year;

•                  Comprehensive Asset Underwriting - Landmark performs rigorous site-by-site underwriting including credit, location, tenancy, competition, market demographics and physical site review.

4.              Example of Pre-tax and After-Tax Cash Flow With a Tax Shield

The examples below show pre-tax and after-tax returns using an asset with a capital gain of $1,000,000. Scenarios A and B illustrate how the Capital Gain Tax reduces investment proceeds and the After-Tax Return % after the asset is sold and a Capital Gain Tax is paid. For Scenario C, the After-Tax Tax Cash Flow and After-Tax Return % are shown after the effect of $40,000 of non-cash deductible expenses (depreciation) and is applied to the Pre-tax Return.

	A	B	C
Scenario:	Hold Asset	Sell Asset & Reinvest	Alternative Investment (with Tax Shield)
Principal Invesment or Asset Value	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$1,000,000
Capital Gain Tax on Sale (30%)	0%	$(300,000)	$0	$0	$0	$0
After-Tax Invesment Proceeds	$1,000,000	$700,000	$1,000,000	$1,000,000	$1,000,000	$1,000,000
% Return on Principle (example)	8.0%	8.0%	8.0%	7.0%	6.0%	5.0%
Pre-tax Return	$80,000	$56,000	$80,000	$70,000	$60,000	$50,000
Non-Cash Deductible Expenses (Tax Shield)	$0	$0	$(40,000)	$(40,000)	$(40,000)	$(40,000)
Pre-tax Income	$80,000	$56,000	$40,000	$30,000	$20,000	$10,000
Ordinary Income Tax %	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%
Ordinary Income Tax $	$(32,000)	$(22,400)	$(16,000)	$(12,000)	$(8,000)	$(4,000)
Income After Taxes	$48,600	$33,600	$24,000	$18,000	$12,000	$6,600
After-Tax Cash Flow	$48,600	$33,600	$64,000	$58,000	$52,000	$46,600
After-Tax Return %	4.80%	3.60%	6.40%	5.80%	5.20%	4.60%

Disclaimer: Landmark does not provide tax advice. It is important that you consult a professional tax advisor regarding your individual tax situation. Examples are illustrative only to show how capital gain tax and a tax shield can affect a hypothetical investment.  The information on our websites is not offering information and should not be relied upon by any investor.

5.              UEP™ Addresses Key Asset Sale Concerns

Reasons to Sell Your Asset

•                  Get Liquidity & Cash

•                  Reduce Risk through Diversification

Reasons Not to Sell Your Asset

•                  Taxes on the Sale

•                  What to do with the sale proceeds

UEP Addresses All Concerns Above

6.              About Master Limited Partnerships (MLPs)

•                  An MLP is a publicly-traded partnership that must derive 90% of its income from real estate, natural resources or commodities.

•                  MLPs were first created in 1981 to provide capital to the oil and gas industries.

•                  As of December 31, 2015, there were more than 120 MLPs in the U.S. with an estimated aggregate market capitalization of approximately $350 billion.

•                  MLPs typically possess a significant “first loss” investment made by the sponsor which serves to protect the common unitholders from unforeseen losses.

•                  As partnerships, MLPs generally don’t pay corporate-level federal income taxes so MLP investors don’t suffer double taxation on quarterly distributions they receive (which often are not immediately taxable, in whole or in part, due to tax deferrals).

7.              Landmark Infrastructure Partners LP as of 12/31/2015 | Number of Leased Tenant Sites: 1,423

Tenants	Number of Leased Tenants Sites	% of Total	Quarterly Rent Revenue
Wireless Carriers
• T-Mobile	195	14%	$1,207,795
• AT&T	146	10%	$949,520
•Verizon	140	10%	$828,012
• Sprint	132	9%	$846,919
• Others	133	8%	$396,597
Subtotal	746	51%	$4,228,843
Tower Companies
• Crown Castle	194	14%	$827,305
• American Tower	118	8%	$568,884
• SBA Communications	25	2%	$118,561
• Others	6	—%	$220,935
Subtotal	343	24%	$1,735,685
Outdoor Advertising
• Outfront Media (Formerly CBS Outdoor)	81	6%	$391,063
• Clear Channel Outdoor	81	6%	$358,356
• Lamar Advertising	80	6%	$210,634
• Others	81	6%	$306,655
Subtotal	323	24%	$1,266,708
Renewable Power
• Others	11	1%	$136,313
Total	1,423	100%	$7,367,549

8.              The Closing Process

•                  The UEP™ transaction typically takes 45-75 days to close.

•                  In order to complete the transaction, a Letter of Intent is executed by all parties.

•                  The asset purchase transaction is managed the same way it would in a cash sale.

•                  Information about LMRK is provided to the property owner.

•                  Before closing, the price per unit is calculated using a volume-weighted average price over a specified period of time. At closing, a UEP document package will be delivered to you and executed.

•                  At the time of closing units in LMRK will be distributed.

Contact Info

Jeffrey Knyal - Vice Chairman

O: 310.294.8190

jknyal@landmarkdividend.com

www.landmarkdividend.com

2141 Rosecrans Avenue | Suite 2100

El Segundo, CA 90245

Disclaimer: Before deciding to participate in the UEP, you should carefully read LMRK’s most recent Annual Report on Form 10-K, including the risk factors set forth therein, and subsequent quarterly and current reports filed with the Securities and Exchange Commission. If any of the risks discussed in such reports were to materialize, LMRK’s business, financial condition, results of operations and cash flows could be materially adversely affected and you could lose all or part of your investment.

LMRK has filed a registration statement (including a prospectus) on Form S-4 (File No. 333-209533) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents LMRK has filed with the Securities and Exchange Commission for more complete information about LMRK and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, LMRK will arrange to send you the prospectus if you request it by calling toll-free 1-800-843-2024.